Contact

www.linkedin.com/in/hisham-kassim (LinkedIn)

Top Skills

Commercial Litigation
International Law
International Investment Arbitration

Languages

French (Professional Working)
Arabic (Native or Bilingual)

Hisham Kassim

Managing Partner at Kassim Legal
Washington, District of Columbia, United States

Summary

A seasoned corporate lawyer with over ten years of work experience in the Middle East, Hisham represents a wide range of international and MENA-based clients, including some of the leading venture capital and private equity firms in the Middle East. To date, Hisham has successfully closed over 100 M&A and corporate transactions representing numerous funds and corporations throughout the MENA region, the U.S., the U.K., and Europe. Several of these deals include multi-million dollar Series A and B transactions. Hisham is fluent in Arabic and English and is a published scholar in major U.S. law reviews.

Experience

Kassim Legal

Managing Partner
January 2020 - Present (4 years 2 months)
Washington, District of Columbia, United States

Kassim Legal is family-run firm based in Amman, Jordan and Washington, DC. The firm was established more than 50 years ago and serves as the premiere international M&A boutique in the MENA region. The firm represents some of the largest and most prominent private equity, venture capital, banking, and other institutional clients throughout the MENA region.

PuraVida

Legal Advisor
January 2024 - Present (2 months)
Dubai, United Arab Emirates

Systematic Ventures

Advisor
May 2021 - Present (2 years 10 months)
New York, United States

Endeavor

Mentor
December 2020 - Present (3 years 3 months)

Gaza Sky Geeks
Volunteer
October 2019 - Present (4 years 5 months)

Kalbian Hagerty LLP
11 years 11 months

Partner
October 2017 - January 2020 (2 years 4 months)
Washington, District of Columbia, United States

Senior Associate
May 2013 - October 2017 (4 years 6 months)
Washington, District of Columbia, United States

Associate
March 2008 - May 2013 (5 years 3 months)
Washington, District of Columbia, United States

Education

New York University School of Law
LLM, International Law and Legal Studies · (2012 - 2013)

University of Iowa College of Law
JD · (2004 - 2007)

University of Virginia
BA, Political Economy · (1999 - 2003)